UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC FILE NUMBER
8-47498

### FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                        MM/DD/YY                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Planner Securities LLC

OFFICIAL USE ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52$^{nd}$ Street, 7$^{th}$ Floor
(No. and Street)

New York                          NY                          10017
   (City)                       (State)                     (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm                                          (212) 897-1685
                                              (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPA's, LLP
(Name - if individual, state last, first, middle name)

132 Nassau Street, Suite 1023        New York        NY        10038
      (Address)                        (City)      (State)    (Zip Code)

**CHECK ONE:**

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

# Planner Securities LLC

**Statement of Financial Condition
December 31, 2017**

# Planner Securities LLC

## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
         under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
         Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
         Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
         Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
         Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   Independent Accountants Report on Statement of Exemption from Rule 15c3-3
[ ]   Statement of Exemption  from Rule 15c3-3

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## AFFIRMATION

I, Humberto Santos, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Planner Securities LLC for the year ended December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

**Chief Executive Officer** _____
Title



_____
**Notary Public**

## LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Planner Securities LLC
150 East 52nd Street, 7th Floor
New York, NY  10022

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Planner Securities LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement).  In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Planner Securities LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of Planner Securities LLC's management.  Our responsibility is to express an opinion on Planner Securities LLC's financial statement based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Planner Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.  Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audit provides a reasonable basis for our opinion.

*Lerner : Sipkin CPAs LLP*

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Planner Securities LLC's auditor since 2014.

New York, NY
February 12, 2018

# Planner Securities LLC

**Statement of Financial Condition**
**December 31, 2017**

**Assets**

| | | |
|---|---|---:|
| Cash | $ | 18,960 |
| Due from clearing broker | | 580,117 |
| Fixed assets at cost, net of accumulated depreciation of $9,316 | | 1,078 |
| Security deposit | | 30,000 |
| Other assets | | 16,469 |
| Total assets | $ | 646,624 |

**Liabilities and Member's Equity**

| | | |
|---|---|---:|
| Accrued expenses | $ | 61,410 |
| Deferred revenue | | 3,000 |
| Total liabilities | | 64,410 |
| | | |
| Member's equity | | 582,214 |
| Total liabilities and member's equity | $ | 646,624 |

The accompanying notes are an integral part of this financial statement.

# Planner Securities LLC

## Notes to Financial Statement
## December 31, 2017

1.    **Nature of Operations**

Planner Securities LLC, a Delaware limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Planner International Inc., a BVI corporation. Planner Securities LLC and Planner International Inc. are part of the Planner Corretora de Valores S.A. Group ("Planner Group") of Brazil.

The Company is engaged in the business of selling corporate debt and equity securities options, private placements and foreign securities and investment banking products. The Company, currently, clears all transactions on a fully disclosed basis through a United States clearing firm.

The Company is dependent upon financial support from Planner International, Inc.

2.    **Summary of Significant Accounting Policies**

**Basis of Presentation**
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

**Commission Revenue and Clearing Costs**
All commission revenues and clearing costs are recorded on a trade date basis.

**Cash**
Cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

**Fixed Assets**
Fixed assets are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives over three years.

**Income Taxes**
The Company is a wholly-owned limited liability company and is therefore treated as a disregarded entity for tax reporting purposes. Accordingly, the Company has not provided for federal or local income taxes.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3.  **Transactions with Clearing Agents and Broker-Dealers**

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis.

4.  **Transactions with Related Parties**

During 2017, Planner International Inc. contributed $220,974 in capital to Planner Securities LLC from funds supplied by the Planner Group.

Income taxes are paid directly by the Company on behalf of the member.

5.  **Fixed Assets**

**Fixed assets at December 31, 2017 consist of:**

| | |
|---|---:|
| Computer equipment | $  10,394 |
| Less:  Accumulated depreciation | (9,316) |
| | $   1,078 |

6.  **Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method.  Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2017, the Company had net capital of approximately $535,000 which exceeded the minimum net capital by approximately $285,000.

All trades are cleared on a fully-disclosed basis and are exempt from the provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

7.  **Lease Commitments**

The Company conducts its operations from office facilities in New York City under a lease which expires on March 31, 2018.  Future minimum lease payments pertaining to this agreement are $39,452 during 2018.  The Company is currently negotiating an extension to the lease.

8.  **Commitments and Contingencies**

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully-disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions.

9.  **New Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15. 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Management has determined that adoption of Topic 606 will have minimal impact on the Company's financial statements.

10. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2017.